UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 31, 2006

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the three months ended December 31, 2006, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Patricio Bosselin Molina

Date: March 01, 2007 By: Patricio Bosselin Molina Principal Financial Officer

Report of the External Auditors

Financial Statements as of December 31, 2006 and 2005

Messrs

Chairman, Directors and Shareholders

Supermercados Unimarc S.A. & Affiliates

  We have conducted an auditing of the consolidated balance sheet of Supermercados Unimarc S.A. & Affiliates as of December 31, 2006 and 2005, and of the related consolidated statements of income and cash flow for the years ended on those dates. The preparation of such financial statements (including the related notes thereto), has been made by the management of Supermercados Unimarc S.A. Our responsibility is to express an opinion on these financial statements based on the auditing we conducted. The Reasoned Analysis and the attached Excellent Facts don t comprise integral of these financial statements; therefore, this report doesn t extend to such.
  Except for what is stated in the following paragraph, our audits were conducted in accordance with accounting standards generally accepted in Chile. Said standards require for us to plan and perform our work in order to attain a reasonable degree of certainty to the effect that the financial statements are free from material misstatement. An audit includes the examination, on a basis of tests, of evidence to support the amounts and the information disclosed in the financial statements. An audit further encompasses an evaluation of the accounting principles used and of the significant estimations made by the management of the company, as well as an evaluation of the overall presentation of the financial statements. We consider that our audit is a reasonable base to support our opinion.
  On the other hand, on a joint basis with other related companies, guarantors of those same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errazuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. On June 15, 2004, a panel of three judge members of the American Court of Appeals for the Second Circuit denied the Consolidated Appeal, however, on June 29, 2004, the Chilean counsel filed a petition seeking same to be heard by the already constituted court and/or by the full court. This petition was denied as per a final resolution of the Supreme Court on January, 2005. In the opinion of the lawyers of Inverraz Ltda., the obligations rising from the loan contract of years 1994 and 1996, have prescribed, pursuant to what is provided in the pertinent Chilean laws, and a lawsuit has been filed against the State Street Bank, with the 27th Civil Court of Santiago, Chile, Case No. 5930-03, seeking the declaration of the aforementioned obligations as prescribed. On the other hand, according to the legal advisers of the society, after failing the I. Appeal Court an incident in favor of this, is the process in state at the moment to mention itself to the parts to a conciliation hearing. On August 04, 2005 the Board of Directors of Supermercados Unimarc S.A. took knowledge of having been notified of the exequatur petition filed before the honorable Supreme Court. On the merits of the "pase regio" petition Supermercados Unimarc S.A. answered the petition stating that the resolution was ruled in violation of all the norms related to the international regularity of the sentences, and furthermore, the above-stated resolution contravenes the national jurisdiction and national public order, as its content is not the result of legally processed prior proceedings, where both parties had the right to request the enforcement of their claims. All of the foregoing prevents the compliance with the sentence ruled in the United States of America. Consequently, in opinion of the legal advisers and according to its report in right, exists litis pendencia among other allegations, on the existence of the debt in Chile, being this judgment in state for their failure, which is expected is solved in the medium term. For this reason, in the opinion of the company's legal counsel, the final outcome of the litigation may not be determined at this point. Consequently, no provision or loss as may result from the proceedings has been recognized in the attached financial statements.
  In our opinion, except for the effects over the financial statements of said adjustments, if any such adjustment should be required, as per what is stated in paragraph 3, the aforementioned consolidated financial statements reasonably present, in all it material respects, the financial position of Supermercados Unimarc S.A. & Affiliates, as of December 31, 2006 and 2005, and the results of its operations and the cash flows for the years ended on those dates, in accordance with the principles described in Note 2 (b) and the norms given by the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance).

Id Card No. of the signing partner: 5,070,231-6

Name of the signing partner: FERNANDO BRAUN REBOLLEDO

ACG Auditores Consultores Gerenciales Ltda.

Santiago, March 01, 2007

ASSETS
		mm	Dd	Yr	mm	Dd	Yr
		12	31	2006	12	31	2005
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		17,550,052			17,820,681
5.11.10.10 Available		570,144			408,884
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,936,546			2,123,313
5.11.10.50 Notes receivable (net)	5	1,027,403			1,068,726
5.11.10.60 Sundry debtors (net)	5	33,494			79,101
5.11.10.70 Related companies bills receivable and debtors	6	36,269			1,540,984
5.11.10.80 Inventories (net)	7	12,253,155			11,197,500
5.11.10.90 Recoverable taxes		428,075			401,247
5.11.20.10 Prepaid expenses	31	1,066,258			839,682
5.11.20.20 Deferred taxes	8	115,115			119,034
5.11.20.30 Other current assets	9	83,593			42,210
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	109,433,451			112,466,079
5.12.10.00 Land	10	30,695,531			30,617,126
5.12.20.00 Constructions and infrastructure works	10	49,074,418			48,482,129
5.12.30.00 Machinery and equipment	10	18,894,446			19,067,787
5.12.40.00 Other fixed assets	10	34,500,872			36,099,104
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(23,731,816)			(21,800,067
5.13.00.00 TOTAL OTHER ASSETS		23,081,727			27,335,575
5.13.10.10 Investments in related companies	11	3,838			3,919
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	13	12,694,604			13,811,561
5.13.10.40 Higher value of investments (less)	13	(27,456)			(32,078
5.13.10.50 Long-term debtors	5	408,857			522,661
5.13.10.60 Long-term related companies bills receivable and debtors	6	1,971,308			3,947,135
5.13.10.65 Long-term deferred taxes	8	6,646,861			7,816,609
5.13.10.70 Intangible		9,817			9,820
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	14	1,373,898			1,255,948
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		150,065,230			157,622,335
LIABILITIES
		mm	Dd	Yr	mm	Dd	Yr
		12	31	2006	12	31	2005
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		47,048,011			40,174,629
5.21.10.10 Short-term bank and financial institutions obligations	15	6,163,488			1,724,076
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	15	1,505,963			3,672,686
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	30	20,225,290			19,502,964
5.21.10.80 Notes payable		29,533			69,090
5.21.10.90 Sundry creditors	32	1,191,111			1,523,007
5.21.20.10 A related company notes and accounts payable	6	15,638,458			11,962,943
5.21.20.20 Provisions	17	1,024,694			678,307
5.21.20.30 Withholdings		844,732			645,361
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	18	424,742			396,195
5.21.20.60 Deferred taxes		0			0
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		25,764,041			32,704,897
5.22.10.00 Bank and financial institutions obligations	15	4,105,663			9,840,613
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		476,393			784,994
5.22.40.00 Long-term sundry creditors	32	2,321,003			2,561,932
5.22.50.00 Long-term related companies note and account payable	6	18,163,524			18,528,392
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term		0			0
5.22.80.00 Others long-term liabilities	18	697,458			988,966
5.23.00.00 MINORITY INTEREST	19	13,608			17,642
5.24.00.00 TOTAL EQUITY		77,239,570			84,725,167
5.24.10.00 Paid-in capital	20	61,184,347			61,184,347
5.24.20.00 Capital revaluation reserves	20	0			0
5.24.30.00 Share premium	20	31,295,029			31,295,029
5.24.40.00 Other reserves	20	(9,861,672)			(10,280,676)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	20	(5,378,134)			2,526,467
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	20	2,526,467			10,820,313
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	20	(7,904,601)			(8,293,846)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		150,065,230			157,622,335

INCOME STATEMENT
		mm	Dd	Yr	mm	Dd	Yr
		12	31	2006	12	31	2005
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(3,436,247)			(4,189,933)
5.31.11.10 TRADING MARGIN		28,824,782			27,453,417
5.31.11.11 Trading income		118,090,926			112,508,826
5.31.11.12 Operating cost (less)		(89,266,144)			(85,055,409)
5.31.11.20 Administration and sales expenses (less)		(32,261,029)		(31,643,350)
5.31.12.00 NON-TRADING INCOME		(3,479,679)			(3,960,996)
5.31.12.10 Financial income		107,384			25,464
5.31.12.20 Related companies investments profits		0			95
5.31.12.30 Other non-trading income	21	329,518			430,854
5.31.12.40 Related companies investments losses (less)		(81)			0
5.31.12.50 Amortization lower value of the investment (less)	13	(1,116,957)			(1,235,670)
5.31.12.60 Financial expenses (less)		(2,914,084)			(3,388,811)
5.31.12.70 Other non-operating expenses (less)	21	(92,644)			(92,701)
5.31.12.80 Price-level restatement	22	778,780			644,697
5.31.12.90 Exchange rate differences	23	(571,595)			(344,924)
5.31.10.00 Profit before income tax and extraordinary items		(6,915,926)			(8,150,929)
5.31.20.00 Income tax	8	(997,514)			(150,909)
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(7,913,440)			(8,301,838)
5.31.50.00 Minority interest		4,218			3,371
5.31.00.00 NET PROFIT (LOSS)		(7,909,222)			(8,298,467)
5.32.00.00 Amortization of higher value of investments	13	4,621			4,621
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(7,904,601)			(8,293,846)

CASH FLOW STATEMENT-DIRECT
		mm	Dd	Yr	mm	Dd	Yr
		12	31	2006	12	31	2005
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(2,224,165)			(4,276,366)
5.41.11.10 Collection from debtors from sales		142,108,068			135,695,931
5.41.11.20 Financial income received		101,211			25,464
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		103,762			117,724
5.41.11.50 Payments to suppliers and personnel (less)		(140,252,365)			(135,924,197)
5.41.11.60 Paid interest (less)		(2,529,488)			(2,982,209)
5.41.11.70 Paid income tax (less)		(22,931)			(17,211)
5.41.11.80 Other paid expenses (less)		(182,712)			(119,568)
5.41.11.90 Paid Value Added Tax and other similar (less)		(1,549,710)			(1,072,300)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		2,889,360			(9,062,657)
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		1,133,418			8,576,173
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		6,791,189			0
5.41.12.30 Other sources of financing		0			(23,298)
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(4,924,183)			(16,636,448)
5.41.12.50 Payment of obligations with the public (less)		(111,064)			(54,667)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			(924,417)
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(511,185)			11,676,330
5.41.13.05 Sale of Fixed Assets		0			12,088,436
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(511,185)			(412,106)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		154,010			(1,662,693)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		7,250			(46,054)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		161,260			(1,708,747)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		408,884			2,117,631
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		570,144			408,884
FLOW - RESULT CONCILIATION
		mm	Dd	Yr	mm	Dd	Yr
		12	31	2006	12	31	2005
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(7,904,601)			(8,293,846)
5.50.20.00 Profit or loss from disposal of assets		0			(203,963)
5.50.20.10 (Profits) Loss from disposal of fixed assets		0			(203,963)
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		5,860,845			5,559,346
5.50.30.05 Depreciation of the period		4,081,478			4,205,076
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		1,168,512			762,224
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			(95)
5.50.30.25 Loss accrued on investments in related companies		81			0
5.50.30.30 Amortization of lower value of investment		1,116,957			1,235,670
5.50.30.35 Amortization of higher value of investments (less)		(4,621)			(4,621)
5.50.30.40 Net Price-Level restatement		(778,780)			(644,697)
5.50.30.45 Net exchange rate gains/losses		571,595			344,923
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(135,021)			(356,531)
5.50.30.55 Other charges to results that do not represent cash flow		(159,356)			17,397
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		(1,072,823)			2,902,906
5.50.40.10 Debtors from sales		186,767			(149,786)
5.50.40.20 Inventories		(1,055,655)			(153,825)
5.50.40.30 Other assets		(203,935)			3,206,517
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		896,632			(4,237,438)
5.50.50.10 Accounts payable related to operating results		682,770			(3,952,545)
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		0			(276,565)
5.50.50.40 Other accounts payable related with non-trading income		213,862			(27,102)
5.50.50.50 Payable V.A.T. And other similar (net)		0			18,774
5.50.60.00 Minority Interest Profits (loss)		(4,218)			(3,371)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(2,224,165)			(4,276,366)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover a three-months comprised between January 01 and December 31, 2006 and 2005.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of December 31, 2005 are presented updated by 2.1%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected due to inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at December 31, 2006. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 2.1% and 3.6% for the periods ended on December, 2006 and 2005 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of December 31, 2006 and 2005 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2006	2005
	$ Per Unit
Unidad de Fomento	18,336.38	17,974.81
U.S. Dollar	532.39	512.50
Argentinean Peso	173.304	169.449

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential wrong debt accounts receivables, the companies have set a provision over all those balances assessed as unrecoverable. As of December 31, 2006 and 2005 the provisions for debtors from sales and notes receivable for a total amount of ThCh$(852,820).- and ThCh$(1,094,086).- respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of December 31, 2006 and 2005, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc S.A. has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	12-31-2006			12-31-2005
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.000	100.0000

03. ACCOUNTING CHANGES

During the period of three months between January 1st, and December 31, 2006 and 2005 changes in the application of Accounting Principles in relation to previous periods, as those Accounting Principles did not exist before.

04. NEGOTIABLE SECURITIES

As of December 31, 2006 and 2005, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	12-31-2006	12-31-2005

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	12-31-2006	12-31-2005	12-31-2006	12-31-2005		12-31-2006	12-31-2005	12-31-2006	12-31-2005
Debtors from sales	2,211,061	2,404,260	0	0	2,211,061	1,936,546	2,123,313	0	0
Estimation of bad debt					274,515	0	0	0	0
Notes receivable	1,605,708	1,881,865	0	0	1,605,708	1,027,403	1,068,726	0	0
Estimation of bad debt					578,305	0	0	0	0
Sundry debtors	33,494	79,101		0	33,494	33,494	79,101	408,857	522,661
Estimation of bad debt									0
						Total long-term Debtors		408,857	522,661

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2006	12-31-2005	12-31-2006	12-31-2005
88.541.600-4	Inversiones Errazuriz Ltda.	0	1,208,674	0	0
0-E	Puerta Grande S.A.	34,821	303,075	0	0
65.229.660-2	OTIC	0	9,000	0	0
0-E	Multideal S.A.	1,161	902	0	0
0-E	Caucho S.A.	76	77	0	0
O-E	Visa S.A.	0	190	0	0
88.486.700-2	Unimarc Internacional S.A.	0	0	1,971,308	3,947,135
O-E	Centro Cívico Caseros	38	0	0	0
94.510.000-1	Renta Nacional Cía Generales S.A.	0	19,031	0	0
O-E	Distribuidora de Maquinarias	0	35	0	0
O-E	Valores e Inversiones	173	0	0	0
TOTALS		36,269	1,540,984	1,971,308	3,947,135
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2006	12-31-2005	12-31-2006	12-31-2005
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	552,483	526,470	17,269,985	17,733,245
0-E	Unitrade Interamericana	26,271	27,438	0	0
88.163.300-0	Inversiones Culenar S.A.	2,875,434	2,877,927	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	5,948,264	8,149,528	0	0
88.461.600-k	Servicios Integrales S.A.	243,789	369,026	0	0
96.591.240-1	Gafonac S.A	10,447	12,554	0	0
O-E	Capillitas S.A.	75,468	0	0	0
O-E	Cidef Argentina S.A.	158	0	0	0
O-E	Cia. Tauro S.A.	0	0	893,539	795,147
88.541-600-4	Inversiones Errazuriz Ltda.	5,906,144	0	0	0

TOTALS		15,638,458	11,962,943	18,163,524	18,528,392

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2006		12-31-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable	34,821	0	303,075	0
PORCINOS DE CHILE S.A.	76.315.240-5	Comm. Adm.	Curr. Acct. Receivable	560,195	0	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Receivable	408,719	0	0	0
GANADERA Y FORESTAL NACIONAL LTDA	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	0	0	12,564	0
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	763,661	0	0	0
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	747,144	0	516,406	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	294,779	0	48,689,382	0
INMOB. CONSTRUCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	2,090,348	0	0	0
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	99,200	0	3,207,970	0
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	0	0	456,250	0
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	3,705,832	0	2,336,910	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Receivable	123,342	0	0	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct. Receivable	233,099	5,360	12,637,840	18,844
RENTA NACIONAL CIA SEG.GRALES.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivable	173,961	0	0	0
RENTA NACIONAL CIA SEG.VIDA	94.716.000-1	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
HOLDING AND TRADING S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	0	0	1,206,045	0
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	12,739,370	0	22,812,224	0
INDUSTRIA Y FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	175	0	6,770	0
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	0	0	150,148	0
INVERSIONES POZO ALMONTE	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	0	0	105,995	0
IMPRESOS LOMA BLANCA S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Receivable	263,571	0	29,971	0
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	205,708	0	1,291,171	0
COMERCIAL CIDEF S.A.	96.622.770-2	Comm. Adm.	Curr. Acct. Receivable	0	0	9,937	0
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	0	0	22,457	0
PESQUERA BAHIA CORONEL	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	900	0	54,470	0
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable	0	0	178,256	0
SERV. DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Receivable	131,353	0	152,406	0
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	106,016	0	134,154	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	2,158,666	0	1,548,924	0
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	390,610	0	58,689	0
AGRICOLA SANTA ANA S.A.	96.822.660-6	Comm. Adm.	Curr. Acct. Receivable	144,048	0	0	0
ADM Y SERV TEMUCO S.A.	96.825.920-2	Comm. Adm.	Curr. Acct. Receivable	28,787	0	71,238	0
ADM Y SERV CHILLAN S.A.	96.833.720-3	Comm. Adm.	Curr. Acct. Receivable	97,225	0	104,295	0
SEGURIDAD COMERCIAL S.A.	96.836.500-2	Comm. Adm.	Curr. Acct. Receivable	5,017	0	177,636	0
SALMONES Y PESQUERA NACIONAL S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	0	0	78,244	0
ADM Y SERV MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	750,397	0	1,088,047	0
ADMINISTRADORA Y SERVICIOS VINA DEL MAR S.A	96.879.030-7	Comm. Adm.	Curr. Acct. Receivable	3,395	0	9,108	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2006		12-31-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	4,124,272	0	3,080,979	0
GESTION DE SERVICIOS E INVERSION S.A.	96.879.080-3	Comm. Adm.	Curr. Acct. Receivable	7,106	0	8,860	0
ADM Y SERV GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	619,205	0	1,122,847	0
SEGURIDAD Y PROTECCION S.A.	96.879.100-1	Comm. Adm.	Curr. Acct. Receivable	2,408	0	136,664	0
EMP. DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	608,745	0	279,662	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	641,729	0	1,582,786	0
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	0	0	206,445	0
CORP. DE INV. Y DESARR. CIDEFS.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	32,832	0	6,008,930	0
LECHERA LA ESPERANZA S.A.	96.980.220-1	Comm. Adm.	Curr. Acct. Receivable	370,761	0	0	0
AGRIC Y VIÑEDOS TIERRUCA SA	99.521.630-2	Comm. Adm.	Curr. Acct. Receivable	458,066	0	0	0
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Curr. Acct. Receivable	105,607	0	145,385	0
UNIEXPRESS S.A	99.592.460-9	Comm. Adm.	Curr. Acct. Receivable	107,103	0	0	0
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Curr. Acct. Receivable	848,704	0	0	0
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm.	Curr. Acct. Receivable	522,202	0	0	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct payables	3,208,848	0	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct payables	143,044	0	0	0
GANADERA Y FORESTAL NACIONAL LTDA	78.776.710-9	Comm. Adm.	Curr. Acct payables	53,935	0	592,606	0
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Curr. Acct payables	1,060,361	0	57,463	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct payables	14,988,899	0	44,266,801	0
FRUTICOLA NACIONAL S.A.	79.804.350-1	Comm. Adm.	Curr. Acct payables	4,431	0	92,837	0
INMOB. CONSTRUCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct payables	8,494,609	0	21,007,943	0
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct payables	0	0	539,965	1,158
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct payables	0	0	349,277	255,463
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct payables	1,395,507	0	2,013,275	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct payables	2,171	0	6,047,838	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct payables	6,745,278	22,797	0	0
RENTA NACIONAL CIA SEG.GRALES. S.A.	94.510.000-1	Comm. Adm.	Curr. Acct payables	6,266	0	537,263	0
RENTA NACIONAL CIA SEG.VIDA	94.716.000-1	Comm. Adm.	Curr. Acct payables	57,781	0	9,275	0
HOLDING AND TRADING S.A.	94.827.000-5	Comm. Adm.	Curr. Acct payables	935,275	0	690,839	0
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct payables	505,977	0	3,935,353	0
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct payables	103,680	0	25,738	0
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct payables	52,800	0	309,182	0
INVERSIONES POZO ALMONTE	96.542.240-4	Comm. Adm.	Curr. Acct payables	80,414	0	2,841,479	0
IMPRESOS LOMA BLANCA S.A.	96.574.110-0	Comm. Adm.	Curr. Acct payables	0	0	13,137	0
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Curr. Acct payables	1,161	0	8,537,794	0
SCM COMPANIA SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Curr. Acct payables	1,467	0	11,324	0
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Adm.	Curr. Acct payables	152,243	0	78,154	0
SERV. DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Adm.	Curr. Acct payables	0	0	174,688	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2006		12-31-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Adm.	Curr. Acct payables	1,996	0	83,018	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct payables	209,481	0	1,422,724	0
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct payables	58,671	0	1,192,284	0
ADM Y SERV TEMUCO S.A.	96.825.920-2	Comm. Adm.	Curr. Acct payables	0	0	118,831	0
ADM Y SERV CHILLAN S.A.	96.833.720-3	Comm. Adm.	Curr. Acct payables	0	0	109,500	0
SEGURIDAD COMERCIAL S.A.	96.836.500-2	Comm. Adm.	Curr. Acct payables	95	0	203,290	0
ADM Y SERV MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct payables	7,532	0	711,113	0
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct payables	451,337	0	2,075,463	0
ADM Y SERV GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct payables	299,082	0	724,656	0
SEGURIDAD Y PROTECCION S.A.	96.879.100-1	Comm. Adm.	Curr. Acct payables	0	0	154,719	0
EMP. DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct payables	0	0	630,584	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct payables	313,163	0	670,729	0
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct payables	32,956	0	786,507	0
CORP. DE INV. Y DESARR. CIDEFS.A.	96.923.970-1	Comm. Adm.	Curr. Acct payables	2,943,613	0	51,621	0
LECHERA LA ESPERANZA S.A.	96.980.220-1	Comm. Adm.	Curr. Acct payables	0	0	20,993	0
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Curr. Acct payables	93	0	340,364	0
TAURO S.A.	0-E	Comm. Adm.	Curr. Acct payables	893,539	0	795,147	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Debtors from sales	70,556	59,291	43,648	36,678
GANADERA Y FORESTAL NACIONAL LTDA	78.776.710-9	Comm. Adm.	Debtors from sales	4,204	3,533	7,316	6,147
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Debtors from sales	248,065	208,458	0	0
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Debtors from sales	0	0	100,481	84,437
FRUTICOLA NACIONAL S.A.	79.804.350-1	Comm. Adm.	Debtors from sales	9,528	8,007	42,816	35,979
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Debtors from sales	0	0	4,920	4,134
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Debtors from sales	797	670	3,355	2,819
UNITED MARKETING AND SALES CHILE S.A	96.509.820-8	Comm. Adm.	Debtors from sales	231,648	194,662	136,396	114,618
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Debtors from sales	104,860	88,118	198,808	167,065
ALIMENTOS NACIONALES S.A.	96.587.510-7	Comm. Adm.	Debtors from sales	95,399	80,167	92,142	77,430
SALMOCONCECIONES S.A.	96.603.640-0	Comm. Adm.	Debtors from sales	0	0	1,984	1,666
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Debtors from sales	209,480	176,034	0	0
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Debtors from sales	150,030	126,076	171,368	144,006
SALMONES Y PESQUERA NACIONAL S.A.	96.850.700-1	Comm. Adm.	Debtors from sales	19,075	16,029	162,776	136,786
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Debtors from sales	451,336	379,274	0	0
ADM Y SERV GENERALES S.A.	96.879.090-0	Comm. Adm.	Debtors from sales	299,081	251,329	0	0
AGRIC Y VIÑEDOS TIERRUCA SA	99.521.630-2	Comm. Adm.	Debtors from sales	191,917	161,275	0	0
PORCINOS DE CHILE S.A.	76.315.240-5	Comm. Adm.	Invoices Payables	573,335	481,794	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Invoices Payables	551,764	463,667	661,008	555,468
GANADERA Y FORESTAL NACIONAL LTDA	78.776.710-9	Comm. Adm.	Invoices Payables	2,812	2,363	880	739
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Invoices Payables	777,309	653,201	23,580	19,815
SOC. AGRICOLA LAS CRUCES	78.791.770-4	Comm. Adm.	Invoices Payables	827,909	695,722	43,714	36,734
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2006		12-31-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Invoices Payables	348,375	292,752	140,945	118,441
FRUTICOLA NACIONAL S.A.	79.804.350-1	Comm. Adm.	Invoices Payables	1,538	1,292	6,363	5,346
INMOB. CONSTRUCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Invoices Payables	542,269	455,688	287,051	241,218
ESPARRAGOS DE VALDIVIA S.A.	79.838.780-4	Comm. Adm.	Invoices Payables	48,786	40,997	64,067	53,837
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Invoices Payables	1,020,868	857,872	268,659	225,764
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Invoices Payables	124,113	104,297	0	0
RENTA NACIONAL CIA SEG.GRALES.	94.510.000-1	Comm. Adm.	Invoices Payables	169,669	142,579	0	0
HOLDING UNIMARC S.A.	94.827.000-5	Comm. Adm.	Invoices Payables	0	0	248,010	208,412
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Invoices Payables	15,758,846	13,242,728	18,275,483	15,357,548
IMPRESOS LOMA BLANCA S.A.	96.574.110-0	Comm. Adm.	Invoices Payables	273,571	229,891	7,917	6,652
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Invoices Payables	222,976	187,375	353,201	296,807
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Invoices Payables	0	0	29,491	24,782
SERV. DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Adm.	Invoices Payables	119,522	100,438	0	0
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Adm.	Invoices Payables	106,017	89,090	0	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Invoices Payables	2,059,335	1,730,534	317	265
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Invoices Payables	524,070	440,395	0	0
AGRICOLA SANTA ANA S.A.	96.822.660-6	Comm. Adm.	Invoices Payables	144,048	121,048	0	0
ADM Y SERV MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Invoices Payables	700,687	588,813	255,571	214,764
SERV MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Invoices Payables	3,857,150	3,241,303	592,975	498,298
ADM Y SERV GENERALES S.A.	96.879.090-0	Comm. Adm.	Invoices Payables	553,019	464,722	224,355	188,533
EMP. DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Invoices Payables	602,072	505,943	0	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Invoices Payables	796,459	669,293	321,448	270,124
LECHERA LA ESPERANZA S.A.	96.980.220-1	Comm. Adm.	Invoices Payables	370,957	311,728	101,438	85,242
ADMINISTRADORA AGROPECUARIA S.A.	96.985.130-K	Comm. Adm.	Invoices Payables	332,396	279,324	0	0
SERVICIOS AGROPECUARIOS S.A.	96.985.140-7	Comm. Adm.	Invoices Payables	425,369	357,453	0	0
AGRIC Y VIÑEDOS TIERRUCA SA	99.521.630-2	Comm. Adm.	Invoices Payables	560,570	471,068	0	0
UNIEXPRESS S.A	99.592.460-9	Comm. Adm.	Invoices Payables	107,104	90,003	0	0
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Invoices Payables	776,381	652,421	0	0
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm.	Invoices Payables	458,345	385,164	0	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Sale Fixed Assets	0	0	11,842,040	108,815

07. INVENTORY

This item, as of December 31, 2006 and 2005, is structured as follows:

Items	2006	2005
	ThCh$	ThCh$

Inventories	12,253,155	11,192,411
Impot in I journey	0	5,089
Total	12,253,155	11,197,500

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, and its calculation, are explained in the note 2 (m), ascending to an amount of active net of ThCh$6,602,049.- at December 31, 2006, and ThCh$7,935,643.- of active net at December 31, 2005, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	12-31-2006				12-31-2005
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	86,651	54,793	0	0	145,609	58,087	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	9,289	9,813	0	0	8,344	4	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	719	2,875	0	0	4,279	17,938
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	32,523	129,892	114,950	202,433	48,482	193,923	166,540	609,730
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	23,973	77,411	15,374	141,324	18,374	50,806	0	141,083
Tax losses of the period	190,968	9,970,567	0	0	118,586	9,555,985	0	0
Profit from leaseback difference	63,338	253,357	0	0	64,514	258,055	0	0
Prepaid expenses	0	0	160,584	2,340	0	0	114,056	0
Provision of judgment	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0

OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	3,500,000	0	0	0	1,531,500	0	0
TOTALS	406,742	6,995,833	291,627	348,972	403,909	8,585,360	284,875	768,751

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	12-31-2006	12-31-2005

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	1,816,535	557,826
Tax benefits due to tax losses	685,951	822,765
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	(3,500,000)	(1,531,500)
Other charges or credits in the account	0	0

Total	(997,514)	(150,909)

09. OTHER CURRENT ASSETS

As of December 31, 2006 and 2005, the following concepts are presented under this item:

Items	2006	2005
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	50,772	32,915
Other	32,821	9,295

Total	83,593	42,210

10. FIXED ASSETS

Fixed Assets, as of December 31, 2006 and 2005, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2006 M$			2005 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	30,695,531	0	30,695,531	30,617,126	0	30,617,126
Construction and infrastructure works	49,074,418	(8,066,641)	41,007,777	48,482,129	(6,913,490)	41,568,639
Machinery and Equipment's	18,894,446	(7,196,801)	11,697,645	19,067,787	(6,281,651)	12,786,136

Other Fixed Assets
Furniture and utiles	2,537,511	(1,378,088)	1,159,423	2,811,298	(1,305,697)	1,505,601
Facilities	9,047,808	(4,602,103)	4,445,705	8,583,730	(4,107,446)	4,476,284
Works in progress	1,945,739	0	1,945,739	2,038,204	0	2,038,204
Assets in Leasing	20,969,814	(2,488,183)	18,481,631	22,665,872	(3,191,783)	19,474,089
Sub-totals	34,500,872	(8,468,374)	26,032,498	36,099,104	(8,604,926)	27,494,178
TOTALS	133,165,267	(23,731,816)	109,433,451	134,266,146	(21,800,067)	112,466,079

Assets in Leasing

Comprising of other fixed assets, assets in leasing by ThCh$18,481,631.- and ThCh$19,474,089.- as of December 31, 2006 and 2005 are included respectively, which have been valorized according to the indicated in Note 2 (k). The assets in leasing are not legally property of the Corporation thus. Meanwhile the Corporation does not exert the purchase option cannot dispose of them freely. The detail of leasing contracts as of December 31, 2006 is the following:

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,606,091	157	06-06-18	UF+TIP
Telmex	Computacional	947,560	243	01-01-10	U$$+TIP
	Equipment
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,790,891	252	05-12-25	UF+TIP
Deferred Profit Lease Back	Cash Registered	(1,862,911)
	SM La Florida
Totals		18,481,631

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00000	42.00000	(1,484)	9,331	(640)	226	(81)	95	3,838	3,919	0	0	3,838	3,919
TOTAL													3,838	3,919	0	0	3,838	3,919

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	12-31-2006		12-31-2005
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	530,951	6,834,038	649,682	7,364,990
96.799.180-5	Inmobiliaria de Supermercados S.A.	490,942	4,745,782	490,943	5,236,724
88.627.400-9	Unimarc Abastecimientos S.A.	92,186	1,067,819	92,186	1,160,004
87.678.300-2	Comercial SM. Rancagua S.A.	2,554	41,518	2,555	44,074
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	6	30	2	33
96.629.940-1	Transportes Santa Maria S.A.	318	5,417	302	5,736
Total		1,116,957	12,694,604	1,235,670	13,811,561

Higher Value

TAXPAYER NUMBER	COMPANY	12-31-2006		12-31-2005
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT I3N THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	4,621	27,456	4,621	32,078

	TOTAL	4,621	27,456	4,621	32,078

13. OTHER (Assets)

Other Long Term Assets

As of December 31, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2006	2005
	ThCh$	ThCh$

Warranties	1,184,890	1,033,830
Computational system project	0	21,991
Other long term assets	189,008	200,127

Total	1,373,898	1,255,948

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2006 and 2005 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										$ NOT READJUSTED		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05
Short Term (code 5.21.10.10)

97.003.000-k	Banco do Brasil	0	0	0	0	0	0	0	0	0	630,537	0	0	0	630,537
97.051.000-1	Banco del Desarrollo	1,057,135	1,089,105	0	0	0	0	0	0	0	0	0	0	1,057,135	1,089,105
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	4,434	0	0	0	4,434
97.041.000-7	Banco Boston	5,106,353	0	0	0	0	0	0	0	0	0	0	0	5,106,353	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	6,163,488	1,089,105	0	0	0	0	0	0	0	634,971	0	0	6,163,488	1,724,076
	Debt capital amount	6,107,365	1,080,215	0	0	0	0	0	0	0	634,127	0	0	6,107,365	1,714,342
	Avg. Annual Interest Rate	4.5	4.5	0	0	0	0	0	0	0	9	0	0
Long Term (Code 5.21.10.20)
97.023.000-9	Corp Banca	0	0	0	0	0	0	0	0	651,676	616,869	0	0	651,676	616,869
96.621.750-2	KfW	456,248	456,249	0	0	0	0	0	0	0	0	0	0	456,248	456,249
97.041.000-7	Bank Boston	0	2,156.263	0	0	0	0	0	0	0	0	0	0	0	2,156,263
O-E	Banco Societe Generale	0	0	0	0	0	0	0	218,336	0	0	0	0	0	218,336
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	235,862	224,969	235,862	224,969
97.003.000-K	Banco Do Brasil	0	0	0	0	0	0	0	0	0	0	128,536	0	128,536	0
O-E	Banco Supervielle		0	0	0	0		33,641	0	0	0	0	0	33,641	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	456,248	2,612,512	0	0	0	0	33,641	218,336	651,676	616,869	364,398	224,969	1,505,963	3,672,686
	Debt capital amount	400,531	2,486,714	0	0	0	0	33,641	172,018	642,964	603,726	358,607	220,445	1,435,743	3,482,903
	Avg. Annual Interest Rate	4.5	6.5	0	0	0	0	14.5	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			86.750

	Percentage of obligations in domestic currency (%)			13.2500

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2006 and 2005 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY	CURRENT PERIOD CLOSING DATE	PREVIOUS PERIOD CLOSING DATE
Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years	Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
Amount	Term
97.023.000-9	Corp Banca	U.F.	687,103	133,586	0	0	0	0	820,689	8.5	1,464,924
96.621.750-2	KfW	Dollars	400,531	400,531	801,062	801,062	0	0	2,403,186	5.6	2,755,651
97.036.000-K	Santander Santiago	$ non readjustment	255,799	0	0	0	0	0	255,799	0	501,140
96.621.750-2	Societe Generale	Otras Monedas	0	0	0	0	0	0	0	14.00	144,583
97.041.000-7	Bank Boston	Dollars	0	0	0	0	0	0	0	4.5	4,974,315
O-E	Banco Supervielle	Otras Monedas	41,133	41,983	42,851	118,653	0	0	244,620	11.00	0
97.003.000-K	Banco Brasil	$ non readjustment	127,123	127,123	127,123	0	0	0	381,369	10	0
TOTALS	1,511,689	703,223	971,036	919,715	0	0	4,105,663	9,840,613	0

Percentage of obligations in foreign currency (%)	64.4900

Percentage of obligations in domestic currency (%)	35.5100

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of December 31, 2006 and 2005, the breakdown of this item is the following:

Items	2006	2005
	ThCh$	ThCh$
Holidays Provisions	109,635	50,423
Judgment Provisions	543,624	392,850
Other Provisions	371,435	235,034
Total	1,024,694	678,307
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2006, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $1,113,685.
Items	Short-term		Long-term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	424,742	396,195	697,458	988,966

Total	424,742	396,195	697,458	988,966

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$13,608.- and ThCh$17,642.- as of December 31, 2006 and 2005, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2006	2005	2006	2005
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,190	6,298
Transportes Santa Maria S.A.	0.40000	2.00000	(4,181)	(2,919)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,382	2,588
Unimarc Organización y Servicios S.A.	0.43726	0.04500	9,205	11,663
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	10	10
Supermercados Hipermarc S.A.	0.00001	0.00001	2	2
Total			13,608	17,642

19. CHANGES IN EQUITY

The equity variations of the 2006 and 2005 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$419,004.- and ThCh$(3,069,068).- (historic figure) as of December 31, 2006 and 2005 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

19. CHANGES IN EQUITY Changes in Equity

12-31-2006						12-31-2005
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	59,925,903	0	30,651,351	(10,069,222)	10,597,760	(8,123,258)	57,843,536	0	29,586,246	(6,756,905)	17,344,506	(7,115,008)
Distribution Previous Period	0	0	0	0	(8,123,258)	8,123,258	0	0	0	0	(7,115,008)	7,115,008
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	419,004	0	0	0	0	0	(3,069,068)	0	0
Own Capital Revaluation	1,258,444	0	643,678	(211,454)	51,965	0	2,082,367	0	1,065,105	(243,249)	368,262	0
Profit/Loss for the Period	0	0	0	0	0	(7,904,601)	0	0	0	0	0	(8,123,258)
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	61,184,347	0	31,295,029	(9,861,672)	2,526,467	(7,904,601)	59,925,903	0	30,651,351	(10,069,222)	10,597,760	(8,123,258)
Updated Balances							61,184,347	0	31,295,029	(10,280,676)	10,820,313	(8,293,846)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	61,184,347		61,184,347

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of December 31, 2006 and 2005, the breakdown of this item is formed as follows:

Other non-operating income

Items	2006 ThCh$	2005 ThCh$

Rentals	3,268	2,770
Cashier register overage	53,928	36,681
Other non-operating income	267,747	115,359
Profits from disposal of fixed assets	4,575	276,044

Total	329,518	430,854

Other non-operating expenses

Items	2006 ThCh$	2005 ThCh$
Penalties and sanctions	66,569	17,736
Cashier register lacks	24,966	2,884
Other non-operating expenses	1,109	72,081
Total	92,644	92,701

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	12-31-2006	12-31-2005
Inventories		0	0
Fixed assets	IPC	1,627,553	3,073,534
Investments in related companies	IPC	283,417	518,652
Accounts receivables with related companies	UF	430,897	0
Other non-monetary assets	IPC,UF	42,540	(2,743)
Accounts of expenses and costs	IPC	24,617	95,484
Total (charges) credits		2,409,024	3,684,927

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	(1,742,633)	(3,341,207)
Accounts payable with related companies	UF	(22,797)	10,475
Obligations with banks	UF	(40,980)	(82,197)
Minority interest		$(506,683)	907,268
Non-monetary liabilities	IPC,UF	709,292	(534,569)
Income account	IPC	(26,443)	0
Total (charges) credits		(1,630,244)	(3,040,230)
(Loss) Profit due to monetary correction		778,780	644,697

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		12-31-2006	12-31-2005
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	136,318
Other non-monetary assets	US$	9,420	(2,016)
Accounts receivables with related companies	US$	382,223	(1,067,360)
Total (charges) credits		391,643	(933,058)

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	(454,877)	882,754
Other non-monetary liabilities	US$	(508,361)	(294,352)
Accounts payable with related companies	US$	0	(268)
Total (charges) credits		(963,238)	588,134
(Loss) Profit due to monetary correction		(571,595)	(344,924)

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

Since December 31, 2006, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed after Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for fourteen of them which have already been ruled. Ten of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 400,000 plus interest. They could cause the outstanding amounts to rise as high as U.F. 800,000 (in agreement the liquidations that have appeared before the by Arbitration Court).

  Claims being heard at an Arbitrating venue:

At present there are 32 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 32, plus one called Book and another one called Principal. The 32 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (Fra Fra Secrets), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, awarded against the claims of "Errazuriz Group".

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, favorably awarded. (resource of pending complaint before the Court of Appeals of Santiago).

Folder No. 21, in a stage of summons to hear the final sentence.

Folder No. 22, in a stage of summons to hear the final sentence.

Folder No. 23, in a stage of summons to hear the final sentence.

Folder No. 24, in a stage of summons to hear the final sentence.

Folder No. 25, awarded against the claims of "Errazuriz Group".

Folder No. 26, awarded against the claims of "Errazuriz Group".

Folder No. 27, in a stage of summons to hear the final sentence.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Folder No. 31, currently in the stage of discussion.

Folder No. 32, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, in where the evidences are transacted several.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,709,752, ThCh$2,829,241 and ThCh$1,216,094, respectively, for credits granted by Corp Banca which as of December 31, 2006 amount to ThCh$1,472,365.

a.3) Banco del Desarrollo

As of December 31, 2006, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,557,135 and ThCh$3,484,167 respectively, and the debt's value as of December 31, 2006 amounts to ThCh$1,057,170.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of December 31, 2006 in the amount of US$9,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

During the year 2006 Bank Boston came to raise, according to the contract and to its exact fulfillment, lands of Chiguayante and Iquique, Temuco II and diverse agricultural estates.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "22th Amendment to Credit Agreement", by the balance of the debt with victory November 15, 2007 and by an amount of $6,506,346.08. Which is reconstructed in 24 monthly payments, from November 15, 2007, overcoming October 15, 2009.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of December 31, 2006, the short-term and long-term debts with KfW amount to US$5.4 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

This by arbitration court was constituted, beginning between the parts the period of discussion and test. At the moment such procedure is in stage of observations to the test rendered in cars. Supermercados Unimarc S.A. in all the stages has insisted on which some slope towards CCC Machinery does not have obligation.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of December 31, 2006 amounts to ThCh$ 509,905. The property lodged as collateral is P.A.M. Carolina III, is limited to US$ 1,500,000.

  On April 21, 2006 the credit was reconstructed in 56 monthly payments from the 21 of May of 2006.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,062,333. On January 10, 2006, the debt was payment and the guarantee is in rise process.

  b.3) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,414,259 and the debt's value as of December 31, 2006 amounts to ThCh$495,212.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified on December 6, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from March 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective proceedings that can begin against those, and liquidated of the other companies.

  In our concept and guaranteed by our lawyers, this debt is extinguished by prescription totally, for the reasons expressed in the judgment that is followed in Chile before 24vo Judged Civil of Santiago, Roll Nro 5449-2001, "State Street Bank and Trust Company con Inversiones Errazuriz y Otros", where the part of the bank has answered the prescription exception and has accompanied the failure in the process. Our part has been against, according to writing presented in March 15, 2005, to this sentence. In addition to this process hangs at the moment of the consideration of the Court of Appeals, by a incompetent incident, the cause "Inversiones Errazuriz S.A. today Limited and Others with State Street Bank and Trust Company ", of 27vo Judged Civil of Santiago, Roll Nro 5930, of the year 2003, in which the part plaintiff also alleged formally the prescription of all and each one of the obligations that emanated of contracts of mutua and the promissory notes subscribed by Inversiones Errazuriz S.A.; also it was requested that they were declared prescribed all and each one of the obligations that the remaining societies contracted plaintiffs by means of the pacts or contracts of guarantee, with declaration it express that they are declared prescribed or extinguished all and each one of the ordinary actions and executive and any order and nature that could have emanated and/or that emanate of the promissory notes, the pacts of guarantee and contracts of loan. The indemnification of damages that has left lately in press, finds its foundation, according to it are expressed in the mentioned judgments, indeed in the obligations whose extinction and prescription is being requested that is declared by the Chilean courts; all it prevents the fulfillment of the failure dictated in the United States of North America. Consequently, it is litigated on the existence of the debt in Chile.

  In January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The resolution to which State Street Bank and Trust Company, assigns the character of definitive sentence, is nowadays being recognized through an EXEQUATUR Proceeding, requested by the mentioned bank before the Supreme Court, under the number of entrance 2349-2005. To the request of "pase regio", Supermercados Unimarc S.A. filed on August 4, 2005, the conferred transfer and indicated that the mentioned resolution was dictated with infraction of all the norms related to the international regularity of the sentences. It is indicated in addition that the referred resolution is against the National Jurisdiction, to the National Public Order, in addition that its content is not the result of a previous procedure that has been transacted legally in where both parts had right to make be worth their intentions. Next to the previous thing, it is maintained that the State Street Bank is not the legitimate organization to act in addition that the bank endorsed the notes and other documents of bottom of the initiated actions, without a mandate or power from the present proprietors of the mentioned credits to the mentioned bank consists.

  The EXEQUATUR request already was look by the First Room of the Excma. Supreme Court in a hearing of pleas in which our part made be worth all and each one of the arguments maintained when evacuating the respective transfer. The Room requested to bring at sight the files corresponding in the opinions that follow between the parts before 24vo and 27vo Judged Civil of Santiago. At the moment the cause is for failure.

  Roll Nro 11725-03 of the Court Appeals of Santiago, that talks about the judgment "Inversiones Errázuriz Ltda. and others with State Street Bank and Trust Company" dictate to favorable resolution to the plaintiff Inversiones Errázuriz Ltda. October 11 of 2006 and as a result of it this discussing itself what the plaintiff in 27vo Judged Civil of Santiago in the cause requests Roll 5930-3, the invalidity of the clauses that prorogued the jurisdiction for the courts of the State of New York. Also it was requested that it was declared that State Street Bank and Trust Company is not deserving of plaintiff Inversiones Errázuriz Ltda. and the other societies, because State Street Bank endorsement the credits to third and in addition because the debt is prescribed. In this cause, after discussion proceedings, the call to a hearing has become of conciliation to the parts, stage that is obligatory within our civil procedure before following ahead with the transaction of the cause.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of December 31, 2006 is of an amount of ThCh$2,014,916. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of December 31, 2006 amounts to ThCh$3,457,336.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on first degree, over the shares held in company Interagro Comercio y Ganado S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Interagro Comercio y Ganado S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 20,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by NAI International II., Inc for the construction for an amount which at present amounts to ARG$3,745,703,31 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On August 4, 2006 contract of debt with Banco Supervielle S.A. that ascends according to the mentioned contract to the sum of Argentine pesos 2.105.601,94, to which was reconstructed is due to discount the sum of $ 500,000 by check turned by Cencosud S.A. in favor of Supermercados Hipermarc S.A., that endorsed the mentioned check to Banco Supervielle S.A., to perfect the reorganization.

The balance of the debt by $ 1.605.601,94 will be paid in 84 monthly payments, paying only interest in the first 6 payments and from seventh, it will take place the amortization of capital and payment of monthly interest, by means of the French system of amortization.

On August 4, 2006 a contract with Cencosud S.A. was signed, constituting an onerous possession on the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. Rivadavia 5765/7/9 and Av. Rivadavia 5751/59/63, for the installation of a Homecenter of the Easy Chain by the term of 20 years, which maintain a mortgage constituted opportunely by USD 2.000.000.- a favor of the Bank Societe Generale Joint-stock company (Banco Supervielle S.A..) and whose present balance is by the amount indicated in the active previous paragraph and a dominant servitude of temp step, real and gratuitous. Against the company/signature of the real right of enjoyment, $ 700,000 for advance of the minimum canon of the first forty months were received. The Supervielle Bank lent its consent in the corresponding writing.

In this date Supermercados Hipermarc S.A.. the cession in guarantee of the leasing signed with Cencosud S.A. by the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. Rivadavia 5765/7/9 and Av. Rivadavia 5751/59/63, decided with Banco Supervielle S.A. and the cession in guarantee of the leasing of sub-concession by the located commercial center in the locality of Caseros, party of Tres de Febrero, until exhausting the mentioned loan.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.00.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) On December 17, 1999, in the presence of Notary Public Mr. Jose Musalem Saffie, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to December 31, 2006 has an accounting value of ThCh$2,929,793 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of December 31, 2006 amounts to ThCh$3,457,336.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$543,624 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	12-31-06	12-31-06	12-31-07	Assets	12-31-08	Assets	12-31-09	Assets

Indirect Guaranties

There are not indirect guaranties.

24. Cautions obtained from third

As of December 31, 2006, cautions they are the following ones:

			TYPE OF	TYPE OF	ASSENTS JEOPARDIZE	VALUE ACTIVE	BALANCES TO PAY
CREDITOR	DEBTOR	OTORGANTE	RELATION	OPERATION	M$	M$	M$

Banco Boston	Sm Unimarc SA	Soc. Ganadera y Forestal Nacional Ltda.	Comm. Adm.	Mortgage	Forest Assents	14,870,921	5,106,353
		Ganadera y Forestal Nacional S.A.	Comm. Adm.	Mortgage	Forest Assents
		Agricola y Forestal Paredones Ltda.	Comm. Adm.	Mortgage	Forest Assents
Banco Do Brasil	Sm Unimarc SA	Salmoalimentos S.A.	Comm. Adm.	Mortgage	Boats	809,160	509,905
Banco Santander Santiago	Sm Unimarc SA	Unimarc international S.A.	Comm. Adm.	Mortgage	Real estate	11,414,259	495,212

25. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		12-31-06	12-31-05
Current Assets
Avariable	US$	108	105
Avariable		$0	0
Time deposits	US$	0	0
Debtors from sales	US$	30,249	22,709
Debtors from sales		$0	0
Notes receivables	UF	102,415	204,055
Notes receivables	US$	7,683	0
Notes receivables		$0	0
Sundry debtors		$0	0
Related companies notes receivables	UF	0	1,698,754
Related companies notes receivables	PESOS ARGENTINO	36,269	304,277
Related companies notes receivables		$0	0
Inventories	US$	0	4,068
Inventories		$0	0
Recoverable taxes	UF	0	2,561
Recoverable taxes		$0	0
Prepaid expenses	UF	339,031	254,906
Prepaid expenses		$0	0
Deferred taxes		$0	0
Other currents assets	PESOS RGENTINO	505,469	305,346
Other currents assets	UF	50,772	32,916
Other currents assets	US$	0	1,347
Other currents assets		$16,478,056	14,719,639

Fixed assets
Fixed assets		$72,808,381	75,361,632
Fixed assets	PESOS ARGENTINO	36,625,070	37,104,447
Other assets
Other assets	UF	55,680	55,728
Other assets	US$	7,986	7,849
Other assets	PESOS ARGENTINO	1,095,893	813,420
Other assets		$19,542,004	20,783,844
Investments in related companies		$0	0
Deferred taxes		$0	0
Intangible		$0	0
Related companies notes Receivables	UF	1,971,308	3,947,135
Related companies notes Receivables	US$	0	1,204,934
Related companies notes Receivables	PESOS ARGENTINO	0	0
Long-term debtors	US$	252,249	355,007
Long-term debtors	UF	156,608	167,654

Total Assets	US$	298,275	1,596,019
		$108,828,441	110,865,115
	UF	2,675,814	6,363,709
	PESOS ARGENTINO	38,262,701	38,527,490

25. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		12-31-2006		12-31-2005		12-31-2006		12-31-2005
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	46,809	0	205,164	0	145,521	0	315,531	0
Sundry creditors	US$	75,467	0	21,741	0	0	0	0	0
Sundry creditors	US$	0	0	15,658	0	0	0	78,317	0
Sundry creditors	UF	163,515	0	180,404	0	274,915	0	98,154	0
Sundry creditors	UF	46,223	0	39,864	0	0	0	0	0
Sundry creditors	UF	77,109	0	16,542	0	58,545	0	49,148	0
Sundry creditors	Non-readj $	303,006	0	502,483	0	0	0	0	0
Accounts payable	Non-readj $	15,244,045	0	14,610,802	0	0	0	0	0
Accounts payable	Arg, $	418,335	0	399,686	0	151,313	0	125,991	0
Accounts payable	US$	4,411,597	0	4,366,484	0	0	0	0	0
Related company notes and accounts payable	Non-readj $	14,606,485	0	11,508,037	0	0	0	0	0
Related company notes and accounts payable	Arg, $	143,970	0	27,436	0	0	0	0	0
Related company notes and accounts payable	US$	435,028	0	0	0	0	0	0	0
Related company notes and accounts payable	UF	110,214	0	102,669	0	342,761	0	324,801	0
Notes payable	Arg, $	8,145	0	23,242	0	0	0	18,858	0
Notes payable	Non-readj $	21,388	0	21,007	0	0	0	0	0
Notes payable	US$	0	0	5,983	0	0	0	0	0
Obligations with banks	UF	651,676	0	1,251,840	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	6,619,771	9.00	3,701,617	9.00
Obligations with banks	Arg, $	3,337	0	94,623	0	30,303	0	123,713	0
Obligations with banks	Non-readj $	364,364	0	224,970	0	0	0	0	0
Other liabilities	Arg, $	164,334	0	229,980	0	172,328	0	0	0
Other liabilities	Non-readj $	1,533,500	0	1,094,298	0	0	0	0	0
Other liabilities	US$	106,002	0	98,897	0	318,004	0	296,689	0

Total Current Liabilities	US$	5,074,903	0	4,713,927	0	7,083,296	0	4,392,154	0
	UF	1,048,737	0	1,591,319	0	676,221	0	472,103	0
	Non-readj $	32,072,788	0	27,961,597	0	0	0	0	0
	Arg. $	738,121	0	774,967	0	353,944	0	268,562	0

25. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 12-31-2006
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	283,222	0	381,789	0	874,415	0	0	0
Sundry creditors	US$	781,578	0	0	0	0	0	0	0
Sundry creditors	US$	308,008	0	168,385	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,571,421	0	1,949,036	0	4,343,717	0	9,405,810	0
Other long-term liabilities	US$	697,458	0	0	0	0	0	0	0
Obligations with banks	UF	820,689	0	0	0	0	0	0	0
Obligations with banks	US$	801,062	0	801,062	0	801,065	0	0	0
Notes payable	ARG, $	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	893,539	0	0	0	0	0	0	0
Obligations with banks	ARG, $	83,116	0	86,588	0	74,913	0	0	0
Obligations with banks	$ non readj.	510,045	0	127,123	0	0	0	0	0
Total Long Term Liabilities
	UF	2,675,332		2,330,825		5,218,132		9,405,810
	US$	2,588,106		969,447		801,065		0
	ARG, $	976,655		86,588		74,913		0
	$ non readj.	510,045		127,123		0		0

Long Term Liabilities Previous Period 12-31-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,331,222	0	133,702	0	0	0	0	0
Obligations with banks	US$	5,761,643	0	787,328	0	1,180,996	0	0	0
Obligations with banks	ARG, $	144,583	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	501,139	0	0	0	0	0	0	0
Sundry creditors	UF	254,179	0	332,077	0	1,040,847	0	0	0
Sundry creditors	US$	861,024	0	0	0	0	0	0	0
Sundry creditors	US$	73,805	0	0	0	0	0	0	0
Other notes curr acct payables	ARG, $	0	0	0	0	0	0	0	0
Related companies others notes curr acct payables	$non readj.	0	0	0	0	0	0	0	0
Related companies others notes curr acct payables	US$	795,148	0	0	0	0	0	0	0
Related companies others notes curr acct payables	UF	1,600,660	0	1,848,479	0	3,249,654	0	11,034,451	0
Other long term liabilities	US$	791,173	0	197,793	0	0	0	0	0
Notes payables	US$	0	0	0	0	0	0	0	0
Notes payables	ARG, $	384,722	0	385,916	0	14,356	0	0	0
Total Long term liabilities
	UF	3,186,061		2,314,258		4,290,501		11,034,451
	US$	8,282,793		985,121		1,180,996		0
	ARG,$.	529,305		385,916		14,356		0
	$non readj	501,139		0		0		0

26. PENALTIES

At December 31, 2006, doesn't exist sanctions that affect neither to the society or their management.

27. LATEST FACTS

To the date of presentation of the present financial statements other later facts do not exist.

28. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

29. ACCOUNTS PAYABLE

At December 31, 2006 and 2005, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Suppliers of Goods	18,926,442	18,254,110
Suppliers of Frozen	481,188	652,002
Suppliers of Transportation	67,353	71,175
Hipermarc Suppliers	750,307	525,677
Total	20,225,290	19,502,964

30. PREPAID EXPENSES

At December 31, 2006 and 2005, the breakdown of this item is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Operating Materials	576,074	551,037
Prepaid insurance	339,031	254,906
Other prepaid expenses	151,153	33,739
Total	1,066,258	839,682

31. SHORT AND LONG TERM SUNDRY CREDITORS

At December 31, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short Term		Long Term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	269,439	586,699	2,321,003	2,488,128
Securities Received	56,395	50,250	0	0
Drawn and not collected checks	117,552	107,812	0	0
Computational System Financing	0	21,741	0	0
Other creditors (Insurance, Freight, Custom Duties)	747,725	756,505	0	73,804
Total	1,191,111	1,523,007	2,321,003	2,561,932

ESSENTIAL FACTS

Essential Fact dated March 13, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Meeting of the Board of Directors taken place with date March 13, 2006, it was agreed to accept Mr. Victor Cantillano Vergara resignation as Directors of the society, being left at the moment this position vacant, until the next Shareholders Ordinary Meeting.

Essential Fact dated April 28, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2006, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Francisco Javier Errazuriz Ovalle (Chairman)

Mr. Ramon Mendez Cifuentes (Directors)

Mr. Cesar Macias Quiroz (Directors)

Mr. Elias Errazuriz Errazuriz (Directors)

Mr. Patricio Bosselin Molina (Directors)

Mr. Guillermo Cataneda Latorre (Directors)

Mr. Joaquin Abbott Galaz (Directors).

Essential Fact dated August 09, 2006

In the Board Meeting of August 8, 2006, the resignation of Mr. Juan Enrique Barriga Ugarte as General manager of the company, was accepted.

The Board unaneousmely congratulated and expressed its gratitude for the work performed by Mr. Barriga, wishing him success in his future projects.

In this same Board meeting it was agreed to name Mr. Elias Errazuriz Errazuriz as General Manager of the company, as accepted his resignation as Board Director of the company.

REASONED ANALYSIS

    Assets

As of December 31, 2006 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 4.79% in relation to December, 2005, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, and Documents and Accounts to receive of Related Companies.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of December 31, 2006 evidence a decrease compared with September, 2005, mainly because the decrease of 22.72% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise.

1.3 Current Liquidity

The liquidity index is of 0.37 times as December 31, 2006, it decreases in a 15.91% with respect to the same period of the previous year.

1.4 Acid Test

This rate was 0.11 times as of December 31, 2006, whereas to December of 2005 it was of 0.16 times, which in percentage terms is a decrease of a 31.25%.

1.5 Rate of Indebtedness:

This rate as of December 31, 2006, is 0.94 times, which evidence a increase in relation to December 2005, as per result to the increase of Documents and Accounts Payable to Related Companies and Documents and Accounts Payable.

1.6 Short and Long Term Debts in relation with Total Debts

The rate of the short term debt on the total debt was 64.6% as of December 2006 and 55.1% in December 2005, this rate, evidences the increase of Accounts Payable, and Documents and Accounts Payable to Related Companies. The Obligations with Banks and Financial Institutions it decrease. The Rate of the debt of Long slightly reflect the decrease of the Obligations with Banks and Financial Institutions by debts that win within a year classified from Debt of Long Term towards Debt of Short Term, because in the global debt the one that but decrease it is the debt of short term.

1.7 Cover of financial expenses

The consolidated index as of December 31, 2006 is greater compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 7,904,601 as a best result, compared with the obtained in 2005, caused by the increase of the Operating Income and Non Operational Result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of December 2006 increase of 4.96% with respect to the same period of the previous year.

2.2 Operational Costs

As of December 2006 costs as a percentage of Operational Income, represent a decrease of 0.01%, in relation to December 2005.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, improves in 0.04%.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 27.32% in December 2006, and 28.13% for equal period of the previous year.

2.5 Operational Result

This result as of December 2006 reached ThCh$ 3,436,247.- result that respect to equal period of the previous year, improvement in 17.99%.

2.6 Non Operational Result

This result as of December 2006 increase 12.15% with equal period of the previous year.

2.7 Financial Expenses

The Financial Expenses of the Company to December 2006 evidence a decrease compared with December 2005, due to by minor financial liabilities.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This rate in the present 2006 exercise is greater to the registered one to equal period of the previous year caused by the global result.

2.9 Utility (Loss) after Taxes

The result as of December 2006 represent a loss that decrease respect to the result for equal period of the previous year.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of December 31, 2006 and 2005 was ThCh$ 570,144 and ThCh$ 408,884, respectively.

Concepts and Periods 2006 2005

ThCh$ ThCh$

Operational activities Flow (2,214,306) (4,276,366)

Financing activities Flow 2,882,347 (9,062,657)

Investment activities Flow (511,185) 11,676,330

Inflation effect 4,404 (46,054)

Inicial balance 408,884 2,117,631

Final balance in cash and cash equivalent 570,144 408,884

The variation in operational activities as of December 2006 respect to the previous year, is explained by a smaller payment to suppliers and personnel, despite the collection of sales debtors decrease.

The variation in Financing activities Flow comparing both years it is explained by the global decrease the obtaining of loans and in spite of the increase in the obtaining of loans from related companies and to the decrease in the payment.

The Investment activities Flow shows an decrease in the sales of fixed assets and the increase in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 72.90% are Fixed Assets, 1.34% correspond to Accounts to Receive with Related Companies of short and long term, and 8.16% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of December 31, 2006 rotation is 7.61 times and 7.65 times to equal period of 2005 year, correspond to an increase of 0.46%, which reflects the growth in the volume of sales.

4.3 Permanence of Inventory.

As of December 31, 2006 the inventory permanence is 47 days and to equal period of the previous.

5. Analysis of Yield

5.1 Yield of the Equity

As of December 31, 2006 this yield is of less 9.3% minor in a 4.49% respect to December of the previous year that was of, less 8,9%.

5.2 Yield of the Assets

The yield of the assets does not present variations when comparing both exercises.

5.3 Yield of Operational Assets

The yield of these assets as of December 31, 2006 is less 21.18% that decrease respect equal period of the previous year that was less 25.37%. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of December 31, 2006 was Ch$ 6,26 whereas for equal period 2005 year it was Ch$ 6,57.

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of December 31, 2006 and 2005 is Ch$10,67 and Ch$ 19 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation.

The Chilean supermarket market is compound mainly by Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic.

This Falabella year hopes to arrive at USS45 Million in sales with its Tottus supermarkets and San Francisco, while D&S Leader; and Cencosud added the new premises in different cities of the country with which they hope to increase his participation in the market.

During the year 2006 Unimarc Supermarkets obtained income by USS222 Million, initiating an aggressive commercial and financial strategy that it tries to elevate the level of sales, something that has been reflected in this year, because the chain has an accumulated growth of the 5,8% with respect to the same period of the previous year.

Part of this profit must to the good performance that has experienced the area Non Food, obtaining income that represent the 4,7% of the accumulated sales of the chain the date, which reflects the excellent answer that concept on the part of our clients, acquiring every time greater force, when offering concerned and national products, in sections of clothes, household-electric, textile, footwear, decoration and home. Up-to-date of today, Unihome is present in 37 of the 41 premises of the chain.

The new airs of Unimarc are oriented to be different from the great chains with a supply of concerned products of different countries del world such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, of high quality to very low price for our clients.

Unimarc sent a new card, initiative that offers diverse functions, alternatives and agreements that hope to constitute it like a highly competitive instrument, acceding to numerous benefits, discounts and prizes by the accumulation of points when buying in the supermarket. Example of this last one is that recently trips have been drawn for to Europe, for two people, as prize by purchases superior to $20.000. Next it is hoped to give preferential credit to our clients.

In order to attract new clients, it is continued implementing in all the chain the promotion of Unicheques, which consists of the exchangeable delivery of ticket in merchandises of fresh products, fruits and vegetables, bakery and pastry shop, and meats by amounts of $2,000, $3,000 and $6,000, according to purchase sections, which without a doubt will attract new clients the company. With the same objective the promotions and discounts supported with steering wheels have stayed that are distributed weekly.

7. Analysis of market Risk.

In August 2006, the IMACEC reached 3,6%, the lowest one of the year, inferior to the projections of the experts, who considered a greater growth. This takes very to that the growth average of the year is only of 1,3%, far from the 5,8% of the same period of the last exercise.

The sale of the manufacturing industry registers in the month of December of a 2006 increase of 0,2% with respect to the level reached in December of the 2005. With this, the annual movable average of the industry grew in 2.9%. The quarterly movable average increased 2.5%.

The observed dollar average of the trimester October - December of 2006 was of 528,66 pesos by dollar.

The rate of national leisure reached to 6,0% in the quarterly October 2006 December 2006, experiencing a diminution of 1,9 percentage points with respect to equal trimester of the previous year and a diminution of 0,6 percentage points with respect to previous the movable trimester.

The quarterly change is formed by increase of 3,5% in the estimation of the Force of Work, with respect to equal trimester of the last year, and with a diminution of 0,1% with respect to the previous trimester.

The number of occupied increased 2,2% with respect to equal trimester of the previous year, and increased 1,0% with respect to the previous trimester.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 5.46% and is compound in 21.01% in national currency and 78.99% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate.

From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 0.89% of the total of the Operational Income, which are made up of a 85.58% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 14.42% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.12% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2006

ASSETS	31/DIC/06	30/SEP/06	30/JUN/06	31/DIC/05
Available	570,144	440,733	262,492	408,884
Time Deposits	0	0	31,997	0
Net Negotiable Securities	0	0	0	0
Deborts From Sales (Net)	1,936,546	1,868,971	1,938,919	2,123,313
Notes Receivables (Net)	1,027,403	927,529	745,480	1,068,727
Sundry Debtors (Net)	24,004	328,712	259,315	79,102
Related Co. Bills receivables and Debtors	45,759	2,823,812	2,544,128	1,540,984
Inventories (Net)	12,253,155	11,613,030	11,607,637	11,197,500
Recoverable Taxes	428,075	276,449	314,877	401,247
Prepaid Expenses	1,066,258	867,520	771,752	839,683
Deferred Taxes	115,115	175,838	140,330	119,033
Other Current Assets	83,593	24,555	28,241	42,210
Total Current Assets	17,550,052	19,347,149	18,645,168	17,820,683

Land	30,695,531	30,714,378	30,805,242	30,617,126
Construction and Infrastructure Works	49,074,418	49,233,483	49,877,610	48,482,129
Machinery and Equipment	18,894,446	18,811,782	18,886,120	19,067,788
Other Fixed Assets	34,500,872	35,058,199	35,210,345	36,099,104
Higher valve due to technical revaluation of fixed assets	0	0	0	0
Depreciation (Less)	(23,731,816)	(23,958,517)	(22,665,361)	(21,800,066)
Total Fixed Assets	109,433,451	109,859,325	112,113,956	112,466,081

Investment in Related Companies	3,838	3,823	3,877	3,919
Investments in other companies	0	0	0	0
Lower Value of Investments	12,694,604	12,972,571	13,254,508	13,811,561
Higher Value of Investments (less)	(27,456)	(28,608)	(29,768)	(32,078)
Long - Term Debtors	408,857	503,361	511,534	522,661
Related Comp. Bills Receivable and Debtors	1,971,308	3,940,716	3,943,141	3,947,135
Deferred Taxes	6,646,861	6,720,631	7,096,705	7,816,610
Intangibles	9,817	9,825	9,987	9,820
Amortization (Less)	0	0	0	0
Other	1,373,898	1,361,946	1,389,297	1,255,943
Total Other Assets	23,081,727	25,484,265	26,179,281	27,335,571

Total Assets	150,065,230	154,690,739	156,938,405	157,622,335

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2006
LIABILITIES	31/DIC/06	30/SEP/06	30/JUN/06	31/DIC/05
Short-Term Obligation Banks & Financial Inst.	6,163,488	1,077,104	1,099,516	1,724,076
Obligation with Banks & Financial Inst. L/T Portion	1,505,963	3,601,207	3,962,110	3,672,686
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	20,225,290	17,862,778	20,827,348	19,502,963
Notes Payable	29,533	84,893	53,087	69,090
Sundry Creditors	1,191,111	3,617,441	1,429,489	1,523,006
Related Co. Notes and Accounts Payable	15,638,089	17,842,324	14,838,189	11,962,943
Provisions	1,025,063	604,110	566,770	678,307
Withholdings	844,732	575,923	555,974	645,361
Income Tax	0	0	0	0
Income Received in Advance	424,742	527,033	436,000	396,195
Deferred Taxes	0	0	0	0
Other Current Liabilities	0	0	0	0
Total Current Liabilities	47,048,011	45,792,813	43,768,483	40,174,627
Obligations with Banks & Financial Inst.	4,105,663	7,880,763	8,842,904	9,840,613
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	476,393	394,155	563,632	784,994
Sundry Creditors	2,321,003	2,334,941	2,445,877	2,561,932
Related Co. Notes and Account Payable.	18,163,524	18,188,053	18,416,245	18,528,392
Provisions	0	0	0	0
Other long term Liabilities	697,458	707,651	823,785	988,970
Total long term Liabilities	25,764,041	29,505,563	31,092,443	32,704,901
Minority Interest	13,608	15,270	16,803	17,642

Paid-in Capital	61,184,347	59,686,199	60,525,162	61,184,347
Capital Revaluation Reserves	0	1,492,155	665,777	0
Share premium	31,295,029	31,291,963	31,298,400	31,295,029
Other Reserves	(9,861,672)	(9,743,923)	(9,294,108)	(10,280,676)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	(5,378,134)	(3,349,301)	(1,134,555)	2,526,465
Future Dividends Reserves	0	0	0	0
Accumulated Profits	2,526,467	2,526,220	2,526,739	10,820,313
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(7,904,601)	(5,875,521)	(3,661,294)	(8,293,848)
Interim Dividends (less)	0	0	0	0
Total Equity	77,239,570	79,377,093	82,060,676	84,725,165
Total Liabilities	150,065,230	154,690,739	156,938,405	157,622,335

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2006
INCOME STATEMENT	31/DIC/06	30/SEP/06	30/JUN/06	31/DIC/05
Trading Income	118,090,926	85,961,163	57,481,362	112,508,826
Operating costs	(89,266,144)	(64,475,867)	(42,530,616)	(85,055,410)
Trading Margin	28,824,782	21,485,296	14,950,746	27,453,416
Adm. and Sales Expenses	(32,261,029)	(23,449,355)	(16,039,301)	(31,643,350)
Operating Results	(3,436,247)	(1,964,059)	(1,088,555)	(4,189,934)
Financial Income	107,384	50,848	33,936	25,464
Related Co. Invest. Profits	0	0	0	95
Other non-operating income	329,518	125,101	151,206	430,854
Related Comp. Invest. Losses	(81)	(96)	(42)	0
Lower Value Invest. Amortization	(1,116,957)	(837,635)	(558,537)	(1,235,669)
Financial Expenses	(2,914,084)	(2,099,318)	(1,374,924)	(3,388,811)
Other non-operating expenses	(92,644)	(28,894)	(101,989)	(92,701)
Price-level restatement	778,780	402,144	276,447	644,697
Exchange rate differences	(571,595)	(687,531)	(393,383)	(344,923)
Non-Trading Income	(3,479,679)	(3,075,381)	(1,967,286)	(3,960,994)

Profit Before Tax	(6,915,926)	(5,039,440)	(3,055,841)	(8,150,928)
Income Tax	(997,514)	(842,154)	(609,035)	(150,910)
Consolidated (Loss) Profit	(7,913,440)	(5,881,594)	(3,664,876)	(8,301,838)
Minority Interest	4,218	2,608	1,273	3,370
Net (Loss) Profit	(7,909,222)	(5,878,986)	(3,663,603)	(8,298,468)
Higher Value Invest. Amortization	4,621	3,465	2,309	4,620

Profits (Loss) of the Period	(7,904,601)	(5,875,521)	(3,661,294)	(8,293,848)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2006
FINANCIAL RATIOS	31/DIC/06	30/SEP/06	30/JUN/06	31/DIC/05
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(6.26)	(4.66)	(2.90)	(6.57)
Book Value ($)	61.21	62.91	65.03	67.14